EXHIBIT 99.1

SchoolWheels Direct to Transport Brevard County Choice Students

Fee Based Service Expands in Florida

DANIEL ISLAND, S.C., May 21, 2013 (GLOBE NEWSWIRE) -- SchoolWheels Direct ("SWD"), a subsidiary of Student Transportation Inc., (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services announced it has been selected by parents of Brevard County Florida to provide school bus transportation services for students to the area's "Choice Schools". The Brevard Public School Board recently voted to close three schools as part of more than $30 million in budget cuts. Approximately 2,500 Brevard students are impacted by the cuts and parents have been notified to find alternative means for transportation. The school district currently owns 552 buses with 434 in daily service.

Parent organizers have been working independently of the Brevard Public Schools since March to find a busing solution to the current district operated system which served the students in previous years. After gauging interest and interviewing several companies, parent organizers chose to work with SchoolWheels Direct. The company said its local team has been working closely with parents seeking additional information about the service and setting up an affordable fee-based service with flexible payment options and discount plans. Full school year, round trip service costs as little as $7.50 per day. The company said the new program eliminates the congestion expected around schools and is safer than car pooling. Online registration opened last week at www.schoolwheels.com for eight of the Brevard choice schools. Soon, it will list additional public schools, including those with choice or magnet programs.

Brevard Public School leaders emphasized the point, "While the school district must remain totally separate from this because of liability, I wish them success so the opportunities are open to as many students as possible," said School Board Chair Barbara Murray.

SchoolWheels Direct currently provides a similar fee-based transportation system to magnet school students in Duval County, Jacksonville, Florida that was organized very similar to Brevard after that school district cut busing to magnet schools two years ago. "We decided to start a parent-pay program to help transport those students in Jacksonville that were left to find transportation on their own," said Chris Ingold, Transportation Services Manager for SWD. "This is a good use of our management expertise; our parent company Student Transportation Inc. operates approximately 10,000 school buses and has been providing school districts and parents with reliable and cost-effective transportation solutions for many years. We are asking parents to sign up now so we can finalize the routes and stop times. The Brevard parents are well organized and realize that the school bus is the safest form of transportation to and from schools."

Student Transportation Inc. currently operates a large fleet of school buses in the state of Florida, where drivers and vehicles meet or exceed the standards set by the state Department of Transportation and those of all other school bus drivers in the state. Drivers also receive extensive behind the wheel and classroom training throughout the school year and are taught and refreshed in student management, signs of bullying, defensive driving, safe loading and unloading procedures. Parents can go to a link to the company's website where you can learn more about the type of fleet and driver training standards: http://www.ridesta.com/behindTheWheel.cfm.

The company also plans to offer additional safety and security technology services to parents such as its exclusive SafeStop. This service is a PC and mobile device alert system notifying you when the bus is arriving at your home and school and is a great tool for busy and working parents.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         MEDIA INQUIRIES:
         Doug Coupe
         Bold Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com